Exhibit 99.1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. ANNOUNCES AGREEMENT TO SELL

MONGOLIAN INTERESTS TO URANIUM INDUSTRY A.S.

Toronto, ON – July 30, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce the signing of a definitive share purchase agreement (the “Agreement”) with Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, whereby Denison will sell its interest in the Gurvan Saihan joint venture (“GSJV”) to Uranium Industry for US$20,000,000 (the “Transaction”). Pursuant to the terms of the Agreement, Denison will receive an initial payment of US$250,000 on closing and a deferred payment of US$19,750,000 (the “Deferred Payment”) by November 30, 2015.

David Cates, President and CEO of Denison, commented, “With Denison’s continued focus on its Canadian exploration and development projects, we are pleased to have reached an agreement with Uranium Industry for the sale of our Mongolian interests. Throughout our negotiations, Uranium Industry has shown its strong commitment to developing the uranium mining industry in Mongolia together with its government partner Mon-Atom LLC. We are proud of the progress that Denison has made throughout the years in Mongolia, and we believe that Uranium Industry is very well positioned to take these assets into development and production.”

Uranium Industry is based in the Czech Republic and has unique experience in the geology, mining and processing of uranium, and is the successor to a 75 year tradition of uranium mining and environmental remediation of uranium mines in the Czech Republic. Uranium Industry is currently focused on geologic prospecting, mining, and processing of uranium ore in foreign countries that have traditionally had ongoing relations with the Czech Republic. Uranium Industry is already active in Mongolia and established the Mon Czech Uranium joint venture with Mon-Atom LLC on June 17, 2015.

Transaction Summary

The Transaction is scheduled to close on or before September 8, 2015 (the “Closing Date”) and involves the transfer of all of the shares of Denison’s wholly owned subsidiary, Denison Mines (Mongolia) Ltd. to Uranium Industry a.s. Denison Mines (Mongolia) Ltd. holds an 85% interest in the GSJV, as well as a 100% interest in Denison Mines Mongolia LLC, which is the operator of the GSJV (collectively the “Acquired Entities”).

The Agreement requires the shares of Denison Mines (Mongolia) Ltd. to be deposited with an escrow agent on the Closing Date and held as security for Denison until certain conditions have occurred to permit the release of the shares to Uranium Industry or the return of the shares to Denison. Among closing conditions, Uranium Industry is required to deliver a guarantee of its obligation to pay the Deferred Payment from an agreed commercial bank. The Deferred Payment is guaranteed in the event that the mining licences for the Hairhan, Haraat, Gurvan Saihan, and Ulziit projects (the “Mining Licences”) are granted to the GSJV on or before November 30, 2015. In the event that the Mining Licences are not issued, and Uranium Industry does not otherwise elect to make the Deferred Payment by November 30, 2015, the shares of Denison Mines (Mongolia) Ltd. will be transferred back to Denison. As of closing, all operating costs of the Acquired Entities, including the costs associated with the Mining Licences, will be the responsibility of Uranium Industry.

Denison has carried out considerable work towards the submission of the mining licence applications and understands that all required materials for the license applications have been prepared and that the GSJV is eligible to receive the Mining Licences. Once the mining licence applications are submitted, approval could occur within as few as 20 days.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Forward-Looking Statement

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the anticipated completion of the transactions described herein and set out in the Agreement, the receipt of the Mining Licences and the continued development of Denison’s properties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

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